UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 30, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Solid Q3 performance driven by both Mobile International and the Netherlands, dated October 30, 2007.

Press release
Solid Q3 performance driven by both	Date
Mobile International and the Netherlands	30 October 2007
Number
075pe

GROUP FINANCIAL HIGHLIGHTS — On track to meet guidance

Q3 2007	Q3 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006
3,037	3,037	Revenues and other income	8,973	9,018
3,007	3,028	- of which Revenues	8,882	8,919
680	574	Operating result	1,866	1,856
355	342	Profit for the period (net result)	1,068	1,157
0.19	0.17	Earnings per share (in EUR)	0.57	0.57

962	1,153	Cash flow from operating activities	2,678	3,256
378	425	Capital expenditures (PP&E and software)	981	1,117
626	748	Free cash flow(1)	1,821	2,174

680	574	Operating result	1,866	1,856
540	624	Depreciation, amortization and impairments	1,818	1,829
1,220	1,198	EBITDA	3,684	3,685

(1) Net cash flow from operating activities plus proceeds from real estate minus Capex

Q3 results: solid performance, on track to meet guidance

• Revenues and other income flat at EUR 3.0bn, YTD -0.5% or -0.7% per guidance(2)

• EBITDA up 1.8% at EUR 1.2bn, YTD 0.0% or -0.1% per guidance definition(2)

• Capex of EUR 0.4bn, YTD EUR 1.0bn

• Free cash flow of EUR 0.6bn, YTD EUR 1.8bn

• EPS up 12% to EUR 0.19 driven by continued share repurchases

Mobile International: continued profitable growth

• E-Plus postpaid net adds accelerating, EBITDA up 22% YTD, margin well above 35%

• New propositions and strengthened distribution through acquisitions by BASE

The Netherlands: resilient performance, increasing share of new services

• Consumer line loss improved (lowest since Q3 2005), record TV net additions

• Continued growth in Business, EBITDA up 14%, driven by new IP-based services

• Business profile strengthened by iBasis merger and Getronics acquisition

• In former Fixed decelerating revenue and EBITDA decline (lowest since Q1 2006)

All-IP strategy: well on track to migrate to IP-based network and services

• Preparations for All-IP mass rollout at advanced stage, installation capacity committed

• Sale of real estate top portfolio (~EUR 300m) in H1 2008 under consideration

Shareholder returns: increased to EUR 2.5bn

• Interim dividend of EUR 0.18 per share paid in August, EUR 337m in total

• EUR 1bn share repurchase program accelerated and completed in August

• Additional EUR 0.5bn program started in September, 47% completed to date

(2) Reported numbers excluding acquisitions of Tiscali , iBasis and Getronics

For further information:

Corporate Communicatie

Mediavoorlichting

Tel: (070) 446 63 00

Fax: (070) 446 63 10

E-mail: press@kpn.com

Ad Scheepbouwer, CEO of KPN, said:

“This has been an eventful quarter for KPN. Whilst our financial results are again in line with management guidance, we made an important strategic move up the value chain into ICT services through the Getronics acquisition and with iBasis we are now a top three international wholesale carrier. Within the businesses, The Netherlands delivered a resilient performance and the outperformance by E-Plus, on all key metrics, and recent acquisitions by BASE, has laid Mobile International’s growth foundations. Alongside the steady group financial results, we have continued to drive shareholder returns and Q3 cash returns were over EUR 1.0bn. The vision of our March 2005 strategy is now almost fully in place and we look with confidence to the future”

GROUP FINANCIAL HIGHLIGHTS - Continued profitable growth Mobile International, the Netherlands resilient

Q3 2007	Q3 2006	in millions of euro	YTD 2007	YTD 2006
3,037	3,037	Revenues and other income	8,973	9,018
2,116	2,128	- The Netherlands	6,303	6,368
1,011	1,000	- Mobile International	2,921	2,826
1	1	- Other	8	90
-91	-92	- Intercompany	-259	-266

680	574	Operating result	1,866	1,856
489	429	- The Netherlands	1,385	1,459
184	138	- Mobile International	499	340
7	7	- Other	-18	57

1,220	1,198	EBITDA	3,684	3,685
836	842	- The Netherlands	2,594	2,663
376	349	- Mobile International	1,107	964
8	7	- Other	-17	58

GROUP FINANCIAL REVIEW — 3RD QUARTER 2007 — Solid performance

Group revenues and other income flat at EUR 3.0bn

Group revenues and other income in Q3 amounted to EUR 3,037m and are flat compared to 2006. In Q3 2007 a book gain of EUR 30m has been recorded as other income (sale of real estate). Group revenues in Q3 2007 decreased by 0.7% or EUR 21m, attributable to the decline in KPN’s wireline operations in the Netherlands, partly compensated by organic growth in its Mobile International operations.

Operating result up 18%

KPN recorded an operating result of EUR 680m in Q3, an increase of 18% or EUR 106m compared to 2006. The Netherlands saw an increase of EUR 60m which is mainly caused by the increase at Business of EUR 22m and Wholesale & Operations of EUR 47m (accelerated depreciation of Telfort network having come to an end) partly offset by EUR 10m decrease at Consumer due to the line loss within traditional voice and additional costs of approximately EUR 10m for KPN’s VoIP product ‘InternetPlusBellen’. The operating result at Mobile International increased by EUR 46m, mainly driven by the continued growth at E-Plus and the reversal of an impairment loss of EUR 10m recorded in Q1 2007 as part of the outsourcing deal with Alcatel-Lucent.

EBITDA up 1.8% driven by Mobile International, the Netherlands nearly flat

Q3 group EBITDA saw a y-on-y increase of 1.8% or EUR 22m. In the Netherlands EBITDA decreased by 0.7% or EUR 6m as the EBITDA increase in Business (EUR 23m) was not able to fully compensate the decline in Consumer voice wireline and the line loss impact at Wholesale & Operations. Within Mobile International EBITDA increased by 7.7% or EUR 27m despite MTA (EUR 22m) and roaming tariffs cuts in both Germany and Belgium.

Finance costs up following accelerated shareholder returns	Net finance costs increased from EUR 125m in Q3 2006 to EUR 142m in Q3 2007 due to the y-on-y increase in net debt of EUR 0.6bn following the increase and acceleration of shareholder returns.

Tax charges up

The tax charge for the group increased to EUR 182m in Q3 from EUR 109m in 2006 as profit before tax increased 19% or EUR 86m to EUR 537m. The increase is largely due to a charge recorded in Q3 based on adjustments proposed by the Dutch tax authorities of the tax returns for the years 2001 to 2005. The effective tax rate was 33.8% in Q3 2007 compared with 24.4% in 2006.

EPS up 12%, supported by share repurchases

In all, the net result in Q3 2007 is up 3.8% or EUR 13m higher compared to the same period last year. Supported by the share repurchases, earnings per share are up 12% in Q3 at EUR 0.19 vs EUR 0.17 in 2006.

Solid free cash flow of EUR 626m

Cash flow from operating activities in Q3 2007 totaled EUR 1.0bn, down EUR 191m compared to Q3 2006 mainly resulting from higher income tax payments and worsened working capital position resulting from lower accounts payables and provisions. The lower operating cash flow was partly offset by EUR 42m proceeds from the sale of real estate. Capex decreased by EUR 47m y-on-y or 11% to EUR 378m in Q3 2007 because of relatively lower Capex spend at E-Plus and in Wholesale & Operations. In all, free cash flow totaled EUR 626m in Q3 2007.

Net debt to EBITDA(3) at 2.1x up from 1.9x

Net debt at the end of Q3 2007 (EUR 10.0bn) was EUR 0.7bn higher than the previous quarter. The increase is the result of interim dividend payments (EUR 337m), repurchases of own shares (EUR 666m) and the purchase of Getronics shares (EUR 227m), partially covered by the aforementioned EUR 626m quarterly free cash flow. This resulted in a net debt to EBITDA(3) ratio of 2.1x (Q2 2007 1.9x) which is in the range of KPN’s self-imposed financial framework of 2.0x-2.5x net debt to EBITDA(3). KPN’s credit ratings remained unchanged at BBB+ with a negative outlook (Standard & Poor’s) and Baa2 with a stable outlook (Moody’s).

Gross debt up EUR 0.6bn

Gross debt at the end of Q3 2007 (EUR 10.7bn) was EUR 0.6bn higher than the previous quarter, broadly in line with the movement in net debt. The increase was mainly drawn out of the existing credit facility. At September 30, 2007, KPN’s cash position amounted to EUR 675m, EUR 39m lower than at the end of Q2 2007.

Bilateral backstop agreements signed	In line with its prudent financing policy, KPN has signed bilateral backstop agreements with three relationship banks in September for a total amount of EUR 1.25bn.

EUR 1bn share repurchase program accelerated and completed in August

On August 14, KPN announced the acceleration of its initial EUR 1.0bn share repurchase program, in order to benefit from relatively low share price levels. This program was announced on February 6, 2007 and was initially intended to run through December 31, 2007. On August 30, KPN completed the EUR 1.0bn share repurchase program. A total of 85.1 million shares have been repurchased at an average price of

(3) 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m

EUR 11.76 per share.

4.4% of outstanding shares expected to be canceled in 2007

The cancellation of these shares, representing 4.4% of the total number of outstanding shares, is expected to be completed before year-end. As of October 5, KPN has concluded the cancellation of 42,767,654 ordinary shares. Following the cancellation of these shares (2.2% of total outstanding shares) the number of issued shares will amount to 1,885,783,672. The remaining 42,301,459 ordinary shares will be cancelled in the fourth quarter.

Additional EUR 0.5bn program started in September, 47% completed to date

On September 3, KPN announced an additional EUR 500m share repurchase program, bringing the total share repurchases for 2007 to EUR 1.5bn. Under the two share repurchase programs, KPN repurchased 57.8 million shares for a total amount of EUR 670m (average price of EUR 11.57 per share) in Q3. As of October 29, 2007, 47% of the additional share repurchase program has been completed.

GROUP OPERATING REVIEW — Restructuring on track

FTE reductions on track

Implementation of the FTE restructuring initiatives announced in the strategy review of March 2005 is on track. This quarter KPN reduced the number of FTEs in the Netherlands by 464 (Q2 2007: 369), and outside its home market the number of FTEs increased by 467 FTEs (approximately 300 FTEs at SNT International and 120 related to Allo Telecom acquisition). Since year-end 2004, KPN has reduced its workforce in the Netherlands by 24% or 5,009 FTEs, excluding subsequent acquisitions. At the end of the third quarter, KPN’s workforce in the Netherlands totaled 18,071 FTEs and, as a Group, KPN employed 27,155 individuals (24,890 FTEs).

Restructuring charges

In the third quarter of 2007, restructuring charges amounted to EUR 12m vs EUR 35m in the same quarter last year. Of this EUR 12m, EUR 4m is related to KPN the Netherlands (Q3 2006: EUR 8m) and EUR 8m related to Other Activities (Q3 2006: EUR 4m). The EUR 35m in Q3 2006 included a charge of EUR 23m at E-Plus.

PERFORMANCE VS. GUIDANCE — On track to meet guidance

On track to meet guidance

Year to date, revenues and other income are down 0.7%, which is a slight improvement to the previous quarter (down 0.8%). EBITDA is down 0.1% year to date, this compares favorably to the minus 0.9% in the previous quarter. Capex to date amounts to just under EUR 1bn (EUR 981m) and given the traditionally higher Capex in the fourth quarter, this will most probably end up at the low end of the EUR 1.6 — 1.8bn full year guidance. Free cash flow for the first three quarters amounts to EUR 1.8bn. KPN reiterates the full year free cash flow guidance of > EUR 2.0bn for 2007-2009.

Note that during the first half year of 2007 KPN experienced headwind from additional costs to solve the issues around VoIP amounting to EUR 45m, which decreased significantly in the third quarter. Furthermore KPN expects to sell more real estate. So far this year, KPN has sold EUR 124m worth of real estate with an impact of EUR 86m on revenues and EBITDA vs the guidance it gave at the full year results 2006 of EUR 100—200m in proceeds with a revenue and EBITDA impact of EUR 75—150m.

E-Plus exceeds guidance, further acceleration of service revenue growth in Q4 2007

As part of the Q2 2007 results press release, KPN announced that service revenue growth at E-Plus in H2 2007 would exceed the 2.5% growth of Q2 2007 and that the EBITDA margin would be at least 35%. Service revenues growth in Q3 totaled 2.9%, comfortably exceeding the 2.5% guidance and E-Plus’ EBITDA margin was 38%, also well above the 35% minimum target. Today KPN announced ‘further acceleration of service revenue growth in Q4 2007’ driven by post paid net additions.

Guidance on reported Numbers

Guidance below, provided on February 6, 2007, excludes any contributions to revenues and EBITDA from the merger with iBasis and the acquisitions of Tiscali and Getronics. Furthermore, note that guidance on free cash flow includes real estate proceeds.

Outlook 2007 Confirmed
	Guidance metric	2006 reported	YTD 2007	Outlook 2007 (1)
	Revenues and other income (1)	EUR 12,057m	-0.7%	Flat
	EBITDA (1), (2)	EUR 4,837m	-0.1%	Flat
	Capex	EUR 1,650m	EUR 1.0bn	EUR 1.6 — 1.8bn
	Free cash flow 2007 (3)	EUR 2,477m	EUR 1.8bn	> EUR 2.0bn
	Free cash flow 2008 -2009 (3)	—	—	> EUR 2.0bn per year

(1) Reported numbers excluding iBasis, Tiscali and Getronics

(2) Defined as Operating result plus depreciation, amortization and impairments

(3) Defined as Net cash flow from operating activities minus Capex plus real estate proceeds

THE NETHERLANDS FINANCIALS

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006

2,116	2,128	Revenues and other income	6,303	6,368
1,053	1,070	- Consumer	3,122	3,179
832	810	- Business	2,527	2,469
926	968	- Wholesale & Operations	2,794	2,944
-695	-720	- Other (incl. intercompany revenues)	-2,140	-2,224

1,627	1,699	Operating expenses	4,918	4,909
347	413	Of which depreciation, amortization and impairments	1,209	1,204

489	429	Operating result	1,385	1,459
116	126	- Consumer	378	429
161	139	- Business	494	464
218	171	- Wholesale & Operations	533	575
-6	-7	- Other	-20	-9

836	842	EBITDA	2,594	2,663
179	184	- Consumer	556	566
188	165	- Business	574	533
470	497	- Wholesale & Operations	1,468	1,566
-1	-4	- Other	-4	-2

THE NETHERLANDS REVIEW — Continued growth in Business, decline in Consumer decelerating

Revenues down as decline in traditional voice is partly offset by strong mobile, internet and TV performance

CONSUMER — FINANCIAL REVIEW
Revenues and other income in Q3 2007 decreased by 1.6% or EUR 17m y-on-y to EUR 1,053m as growth in wireless, internet and TV services could only in part compensate for the decline in traditional voice. The operating result decreased by EUR 10m to EUR 116m and includes additional costs of approximately EUR 10m associated with solving the operational issues of KPN’s VoIP product

‘InternetPlusBellen’ in Q3 2007.

Voice wireline revenues decreased by EUR 91m in Q3 2007 as a result of line loss. This decline was in part compensated for by growth in all other lines of business; EUR 6m increase in wireless services, despite being affected by MTA (EUR 6m) and roaming rate cuts, EUR 48m increase in internet services and EUR 4m increase for TV. Revenues from Tiscali in Q3 amounted to EUR 18m.

Small decrease in EBITDA margin caused by additional VoIP costs

EBITDA in Q3 2007 for the Consumer segment decreased by 2.7% or EUR 5m to EUR 179m which can be explained by additional VoIP costs. This resulted in a, 0.2% points lower, EBITDA margin of 17.0% in Q3 2007.

CONSUMER — OPERATING REVIEW
Continued wireless customer growth, service revenues up 2.3% despite MTA cuts

Service revenues growth in wireless services was 2.3%, driven by KPN’s strong Hi, KPN and Telfort brands and despite the impact from MTA cuts (August 15) and roaming cuts (September). The impact on revenues of the lower MTA tariffs was offset by continued growth in minutes from Fixed-Mobile substitution and a further uptake of data services. Some 20% of ARPU was non-voice related in Q3 compared to 17% in the same quarter last year as wireless internet, in particular flat fee offerings, has become increasingly popular. The number of customers continued to grow, up 0.2 million, to 6.1 million with the number of contract customers up 3% points to 41% compared to Q3 2006. Profitability was further driven by 15% lower subscriber acquisition and retention costs.

Brand rationalization and business simplification

In the Consumer segment KPN has launched a portfolio rationalization program whereby it focuses on three key retail brands: KPN, Hi and Telfort in the Netherlands. KPN remains a strong believer of multi-branding, but wants to bring focus by simplifying its brand portfolio and operations to build a better consumer business. This includes a.o. focus on one innovation roadmap, one distribution management and one Customer Lifecycle Management (CLM) system.

VoIP market leadership extended

In the third quarter, KPN realized 53k VoIP net additions. Market share increased by 1% point to 39%, 14% points up compared to the same quarter last year, maintaining market leadership. Growth of the Dutch VoIP market slowed down to some 10k per week as KPN intentionally stepped down VoIP marketing allowing it to focus on strengthening the quality and value of its product range. By the end of the quarter 38% of the broadband market had been converted to VoIP.

KPN maintains its intention to gradually increase its VoIP order intake to 8-9k per week in the coming months and has in September resumed national advertising. The issues with customer satisfaction of KPN’s VoIP services have meanwhile been solved.

Line loss further reduced due to successful retention offers and VoIP/WLR deceleration

In Q3, KPN lost 247k traditional voice lines, 44k less than in Q2. This reduced line loss is the result of successful retention offers for traditional voice and a decelerating VoIP market. Part of this line loss was recovered through KPN VoIP and Wholesale Line Rental (WLR). As announced last quarter, the outflow to WLR peaked in Q2, decelerating from 133k in Q2 to 103k in Q3. The number of WLR lines is now stabilizing as the CPS customer base has largely been converted to WLR.

Net line loss down to 100k, lowest since Q3 2005	Last quarter, KPN reported an improvement in net line loss from 165k to 110k and this trend continued in Q3 reaching 100k, the lowest number since Q3 2005. KPN expects net line loss in Q4 to be on par with Q2 and Q3 2007.

Broadband market share up 4%, foundations laid for further growth

In the third quarter almost 40k new broadband customers were added, bringing KPN’s retail market share to 44.3% up 4% points compared to the same period last year but 0.3% points below the previous quarter as competition increased and KPN’s reduced commercial activities impacted organic growth. To improve momentum, KPN has decided to expand the reach of its Telfort brand towards bundled broadband offers. The recently acquired internet service providers Tiscali and Speedlinq will be rebranded to Telfort in order to capture the ‘no frills’ broadband opportunity in the Dutch market.

TV growth accelerating, driven by new strategy

The successful re-launch of KPN’s new TV business model has played an important role in generating record levels of new KPN TV customers. In Q3 KPN recorded 77k new KPN TV customer additions, the highest since the launch of its DVB-T product ‘Digitenne’. At the end of the third quarter KPN had 414k TV subscribers, representing a 17% share of the Dutch digital TV market, up 3% points compared to the previous quarter. The new low price points for TV of EUR 6.95 per month for ‘Digitenne’ and EUR 9.95 for ‘Interactieve TV’ make KPN more than ever the affordable alternative Dutch TV operator to cable TV. At the same time KPN continues upselling add-on packages, for example over 10% of ‘Digitenne’ customers subscribe to the live Dutch football package for an additional EUR 6 per month.

Piloting Mobile TV	In Q3 KPN launched ‘MobielTV’ as a value-added service offering 11 TV channels on 3G mobile phones. This launch forms part of a consumer pilot for DVB-H.

‘Mobielthuis’ continues to grow

KPN’s Fixed-Mobile proposition, ‘MobielThuis’, increased its customer base in Q3 2007 to approximately 74k customers up 35k from the previous quarter. This is a significant uptake compared to the 15k growth in the second quarter, reflecting the success of KPN’s ‘try & buy’ promotions.

BUSINESS — FINANCIAL REVIEW
Revenues up as decline intraditional voice is more than compensated for by growth of new services

Revenues and other income for the Business segment in Q3 2007 increased by 2.7% or EUR 22m to EUR 832m y-on-y as the new (managed) IP-based services continued to compensate the decline in traditional voice wireline services. A EUR 20m decrease in voice wireline services and a EUR 4m decrease in Application Services in Q3 were compensated for by a EUR 10m increase in wireless services, despite the decrease of the MTA (EUR 3m) and roaming tariffs, a EUR 27m increase in Corporate Solutions and a EUR 12m increase in Network Services.

EBITDA up 14%

EBITDA increased by 14% or EUR 23m y-on-y in Q3 2007 to EUR 188m which is mainly caused by new contract wins and a release of the accrual for holidays of EUR 7m which positively impacted Q3 2007. This resulted in an EBITDA margin of 22.6%. The operating result was up 16% to EUR 161m compared to the same quarter last year but in line with Q2 2007 (EUR 162m).

BUSINESS — OPERATING REVIEW
Wireless business customers up 14%, service revenues up despite MTA and roaming cuts

The number of wireless business customers in Q3 2007 increased by 14% compared to the same quarter last year to reach 1.3 million. This growth continues to be fuelled by the increased demand for data cards and Machine to Machine (M2M) offerings. Service revenues increased 1.8% y-on-y to EUR 231m in the third quarter. The EUR 4m decline compared to the previous quarter (EUR 235m) is attributable to the impact of MTA and roaming tariff cuts.

Continued migration to new (managed) IP-based services

In the Business market the migration towards IP-based services continued. The number of Ethernet VPN connections for corporates almost doubled in Q3 2007 compared to Q3 2006 while Business DSL for SME and SoHo increased by more than 70%. KPN’s housing & hosting services also continued to grow; in Q3 2007 the number of square meters occupied in KPN’s cyber centers grew by more than 50% compared to the same quarter last year. The number of servers hosted by KPN grew to over 1,500, up more than 6% compared to last quarter. Migration to IP-based services also means phasing out of traditional services. In Q3 KPN has phased out its SDH services.

Considerable progress at ICT services

Two years ago KPN launched its ICT strategy, in order to move up the value chain and become a one-stop-shop for all telecom and ICT services. This year KPN introduced online applications for the SME and SoHo segments. KPN is now able to up-sell its customer base in voice and data, which provides KPN with a competitive advantage over large ICT companies. In Q3 the online applications portfolio was extended to nine workspace management services, including for example online back-up services and document sharing facilities. KPN has experienced strong customer growth in online applications following national advertising campaigns in May and September.

Getronics acquired, KPN market leader in workspace management in the Benelux

The acquisition of Getronics allows KPN to make a major step in moving up the value chain into ICT services and is in line with its stated Business market strategy. The combination is market leader in workspace management in the Benelux with complementary assets in telecom and IT. Workspace management covers all services that are used to improve employee productivity, for example e-mail, telephony, helpdesk services and document storage. Besides workspace management, Getronics complements its service portfolio with application management and consultancy services. The combination KPN-Getronics is a strong platform for further growth. KPN will start cross- and upselling its telecom customers in SME and SoHo towards IT services. For corporates and medium enterprises KPN is well positioned to offer integrated end-to-end solutions.

Integration program started to unlock significant synergies

Following closing KPN immediately started the integration program. The main focus for the coming quarters is on operational improvement. KPN will focus on short-term cost savings, accelerate existing profit improvement initiatives and will align the strategy and service portfolio. From this acquisition KPN expect annual synergies of over EUR 50m by 2009, predominantly from cross- and upselling and an estimated tax asset on the opening balance sheet with an NPV of over EUR 100m. The rationalization process started by Getronics is ongoing e.g. the announced disposals in Iberia and Hong Kong were signed in the past month. KPN will further evaluate non-core assets.

KPN’s ICT services to be integrated into Getronics

After completing the operational improvements, KPN will integrate its ICT Services and Corporate Solutions business into Getronics. KPN will continue to run the then enlarged Getronics business as a separate IT company, given the fact that dynamics of this market are different from the telecom business.

Step-up in FttO initiatives

Q3 2007 also saw an uptake in ‘Fiber-to-the-Office’ (FttO) initiatives, driven by the continued demand for higher bandwidths. At the end of the third quarter 42k connections were already realized and with another 19k connections in progress, KPN expects that nearly 10% of Dutch companies will be connected by the end of 2007.

Major contract wins

In the third quarter of 2007 KPN entered into a number of large long-term contracts in the Business market in a range of sectors, spanning KPN’s entire business product and service portfolio. Contracts included, WAN networks and an international data center backbone for a major Dutch financial institution, wireline data services, leased lines, Ethernet, DSL and internet services for the Dutch Government and a WAN solution for a major Dutch pension fund.

WHOLESALE & OPERATIONS — FINANCIAL REVIEW
Overall revenues down butexternal revenues continueto recover

Revenues and other income of the Wholesale & Operations segment in Q3 2007 decreased by 4.3% or EUR 42m y-on-y as a result of the decline in traditional telephony in both the Consumer and Business segments, though partially offset by a EUR 30m book gain on the sale of real estate. Contrary to the decline in internal revenues, from EUR 670m last year to EUR 632m in Q3 2007, external revenues are gradually recovering, EUR 263m compared to EUR 261m in Q2 and EUR 252m in Q1 2007, as price pressure in international and transit traffic appears to be less severe than before and traffic volumes continue to increase.

EBITDA margin positively impacted by sale of real estate

EBITDA in Q3 2007 declined 5.4% or EUR 27m to EUR 470m compared to the same quarter last year and the EBITDA margin decreased by 0.5% point to 50.8%. The operating result increased by 27.5% compared to the same quarter last year or EUR 47m to EUR 218m, mainly due to the EUR 30m book gain on the sale of real estate (Q3 2006: EUR 9m). Moreover, the operating result in Q3 2006 was affected by network integration costs of EUR 18m and accelerated depreciation expenses of EUR 22m regarding Telfort.

WHOLESALE & OPERATIONS — OPERATING REVIEW
Merger with iBasis creates top three international wholesale carrier with unique IP-based infrastructure

On October 1, 2007, the merger of KPN’s international wholesale voice business into iBasis has been closed. The ‘new iBasis’ becomes one of the three largest carriers of international voice traffic worldwide. The combination creates a company with strengths in both Mobile and VoIP, the fastest growing segments of global telecommunications. The combination has a complementary geographic coverage which brings together KPN Global Carrier Services’ (KGCS) extensive footprint in Europe, Middle East and Africa with iBasis’ strong presence in the Americas and Asia. With the integration of iBasis’ IP-based network, KPN sees this transaction as a further step in transforming itself into an All-IP operator, both nationally and internationally.Through leveraging scale and the IP capability, USD 20m in synergies are expected in the medium term.

iBasis expected to add USD 140m in revenues in Q4

Going forward KPN will provide separate disclosure for iBasis to allow for comparability with peers. iBasis will be fully consolidated in KPN’s results as of Q4 2007. KPN’s revenue impact from iBasis for Q4 2007 is estimated at about USD 140m with a small EBITDA contribution.

Network efficiency programs

Wholesale & Operations currently has several programs in progress to increase the efficiency of its networks. After the integration of Telfort’s radio network with KPN, work is advancing on the integration of KPN Mobile’s and Telfort’s core networks.

Installation capacity committed for All-IP rollout

The preparations for the mass VDSL rollout in 2008 are at an advanced stage. KPN has committed building capacity for 2008 and this will be the launch pad for the mass VDSL rollout until 2010. In parallel with the rollout, KPN is simplifying its network platforms, IT, customer propositions and delivery processes. This allows KPN to achieve the cost savings as previously announced.

Selective FttH initiatives

KPN is selectively participating in ‘Fiber-to-the-Home’ (FttH) initiatives in the Netherlands, together with building corporations and municipalities. Early October KPN announced a partnership with Reggefiber for fiber to some 70k households in Almere. In the Business market KPN already stepped up its ‘Fiber-to-the-Office’ (FttO) initiatives to reach nearly 10% connections by year-end 2007.

Sale of top portfolio real estate under consideration

In Q3 2007, KPN closed the sale of its premises located on the Coolsingel in Rotterdam, resulting in EUR 42m of proceeds and a EUR 30m real estate book gain. The further sale process for real estate is also currently under consideration, most notably the top portfolio in the first half of 2008, with expected proceeds of some EUR 300m.

MOBILE INTERNATIONAL FINANCIALS

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
1,011	1,000	Revenues and other income	2,921	2,826
769	760	- E-Plus	2,203	2,147
151	162	- BASE	458	462
88	80	- Mobile Wholesale NL	256	218
3	-2	- Other (incl. intercompany revenues)	4	-1

971	951	Service Revenues	2,798	2,675
735	714	- E-Plus	2,095	2,006
147	159	- BASE	447	452
90	79	- Mobile Wholesale NL	259	220
-1	-1	- Other (incl. intercompany revenues)	-3	-3

827	862	Operating expenses	2,422	2,486
192	211	Of which depreciation, amortization and impairments	608	624

184	138	Operating result	499	340
134	75	- E-Plus	333	176
25	40	- BASE	95	106
25	26	- Mobile Wholesale NL	74	63
0	-3	- Other	-3	-5

376	349	EBITDA	1,107	964
289	248	- E-Plus	835	685
55	71	- BASE	180	200
32	33	- Mobile Wholesale NL	95	84
0	-3	- Other	-3	-5

MOBILE INTERNATIONAL REVIEW — Continued profitable growth E-Plus, foundations laid for the future at BASE

E-PLUS — FINANCIAL REVIEW
Strong performance E-Plus with EBITDA up 17% and EBITDA margin of almost 38%

Revenues and other income at E-Plus increased by 1.2% in Q3 2007 or EUR 9m y-on-y driven by the new brands on the E-Plus network. The MTA impact in Q3 on revenues was EUR 24m or 3.4%. Operating expenses decreased by 7.3% or EUR 50m, mainly due to the fact that there were no restructuring charges this quarter (Q3 2006: EUR 23m) and a reversal of an impairment loss of EUR 10m recorded in Q1 2007 regarding the outsourcing deal with Alcatel-Lucent. In all, the operating result strongly increased in Q3 by almost 80% or EUR 59m to EUR 134m.

EBITDA in Q3 2007 amounted to EUR 289m, an increase of 17% or EUR 41m compared to the same quarter last year. E-Plus continued to reduce subscriber acquisition and retention costs by 16% y-on-y to EUR 74 in Q3. The EBITDA margin was almost 38% which is 5.0% points higher than in Q3 2006.

E-PLUS — OPERATING REVIEW
Continued customer growth, highest since Q1 2006

Customer growth in the third quarter accelerated with 547k net additions, the highest number since Q1 2006, and continued to be driven by the new brands on the E-Plus network. This brought the total number of customers for the year to 14.1 million, up 16% compared to Q3 2006. The customer base of the ‘new’ brands totaled 6.7 million and now represents 48% of the total customer base.

Service revenue growth despite MTA cut

Despite a further MTA cut implemented by BNetzA as of November 23, 2006 which reduced the average E-Plus MTA tariff by almost 20%, service revenue growth for the quarter was 2.9% compared to Q3 2006, increasing service revenue market share by almost 1% point y-on-y to 14.0%.

Mobile data continues to grow

Mobile data continues to grow in addition to Fixed-Mobile substitution. E-Plus experiences a rapid increase in data usage, following the launch of flat fees in November 2005. Data bundles are predominantly used for internet connectivity, as people are less interested in portals. In selected regions with proven data demand E-Plus will invest in UMTS but this is not expected to have an impact on overall Capex.

Launch of new propositions and MVNOs

In the third quarter E-Plus launched several new propositions; ‘BASE Zero’, with a minimum fee of EUR 10 and a price per minute of EUR 0.10, ‘E-Plus Family & Partner’ option, wherewith up to five people can call amongst each other for free, offered with ‘Time&More’ and ‘Zehnsation’ and the relaunch of ‘Vybemobile’ in co-operation with Universal Music Deutschland. E-Plus also started the MVNOs ‘Brand Mobile’, ‘Versatel’ and ‘Freenet’ and two new MVNOs were contracted, ‘Ecotel’ and ‘Lycatel’.

BASE — FINANCIAL REVIEW
Challenging market conditions impacting top and bottom line

Revenues and other income at BASE in Q3 2007 were down with 6.8% or EUR 11m to EUR 151m. The MTA impact on revenues was EUR 12m. Operating expenses slightly increased to EUR 126m (Q3 2006: EUR 122m) due to the additional marketing cost from new commercial launches. Operating result decreased by EUR 15m or 38% to EUR 25m.

EBITDA decreased in Q3 2007 with EUR 16m or 23% compared to the same period last year, resulting in an EBITDA margin of 36.4%, down 5.4% points compared to Q2 2007.

BASE — OPERATING REVIEW
Customer base up 23% to 2.7 million

During the third quarter of 2007, BASE increased its customer base by 141k, the highest number of net additions since Q1 2001, resulting in a total customer base of 2.7 million at the end of Q3 2007, up 23% compared to the same period last year.

Service revenues down UR 12m due to MTA cuts

Service revenues generated in the third quarter decreased by EUR 12m or 7.5% to EUR 147m compared to the same period last year (Q3 2006: EUR 159m). Lower service revenues are a direct result of MTA reductions as of November 1, 2006 and May 1, 2007, which lowered the BASE termination rate by 34% in total. Excluding the MTA reductions, service revenues would have been on par with Q3 2006. Nevertheless, revenue share is up 1% point compared to last year.

Distribution strengthened through acquisition of Allo Telecom

In order to strengthen its distribution capabilities, BASE acquired Allo Telecom in the third quarter. Allo Telecom operates 51 stores with a strong presence in Wallonia, the French speaking part of Belgium, and employs 120 employees. With the acquisition of Allo Telecom, BASE now operates over 100 stores with a balanced presence in every Belgian region.

Roaming tariffs of BASE are below prescribed EU rates

In Q3, BASE introduced roaming rates below the rates as prescribed by the EU. The new rates were introduced before the Summer period to ensure that BASE customers could benefit from such rates during the holiday period. With these rates, BASE has the lowest roaming tariffs in Belgium, and one of the cheapest roaming offers in Europe.

Launch of the flat fee propositions ‘Platinum’ and ‘Gold’

BASE has launched the ‘Platinum’ and ‘Gold’ propositions. This makes BASE the pioneer in the Belgian market to offer its clients a flat fee proposition on ‘any time, any network’ basis with no difference between peak and off-peak calls. ‘BASE Platinum’ is the first subscription that allows customers to make unlimited calls, subject to a fair use policy (6 hours a day), to all national mobile and fixed networks for a fixed monthly fee of EUR 120. In addition, the ‘BASE Gold’ tariff plan offers subscribers the possibility to make calls for up to 450 minutes a month for a monthly fee of EUR 40.

MOBILE WHOLESALE NL — FINANCIAL REVIEW
Continued growth from wholesale partnerships

Revenues and other income at Mobile Wholesale NL increased 10% or EUR 8m in Q3 2007 to EUR 88m as a result of strong performance in both the ethnic and business segment. The operating result of Q3 was nearly flat at EUR 25m.

In Q3 2007 Mobile Wholesale NL’s EBITDA declined by EUR 1m to EUR 32m, as a result of MTA and roaming regulations and higher marketing expenditure. With revenues up 10% the EBITDA margin decreased by 4.9% points to 36.4%.

MOBILE WHOLESALE NL — OPERATING REVIEW
Customer base up 26%

Mobile Wholesale NL grew its customer base by 81k in Q3 2007, roughly equally split between post and prepaid, to a total of 1.8 million customers, an increase of 26% compared to the same quarter last year.

Service revenues up 14%

Service revenues were up 14% to EUR 90m in Q3 2007 compared to the same quarter last year. Even though prices are under pressure, traffic increase, especially in the business segment, is reflected in this service revenue performance.

MVNO in Spain ready for launch in the near future

Based on the success of the wholesale business model in all its markets, KPN continues to explore opportunities to leverage this model to new Western European markets. In Spain, KPN has made considerable progress and this MVNO is being readied for launch in the near future. KPN continues to look at other markets such as France and Poland to leverage its wholesale partnerships.

OTHER FINANCIALS

Q3 2007	Q3 2006	in millions of euro	YTD 2007	YTD 2006

1	1	Revenues and other income	8	90

7	7	Operating result	-18	57

8	7	EBITDA	-17	58

OTHER REVIEW — No longer includes Xantic

‘Other’ no longer includes Xantic

Revenues and other income from ‘Other’ activities are close to zero since the disposal of Xantic in Q1 2006. EBITDA of ‘Other’ in Q3 2007 remains stable compared to Q3 2006 and includes amongst others EUR 8m restructuring expenses and releases of accruals for holidays and taxation.

PRO FORMA FORMER REPORTING STRUCTURE

Pro forma disclosure to enable peer comparisons

KPN provides additional pro forma disclosure based on the former KPN Mobile the Netherlands and Fixed divisions to allow for comparability with peers. Please also refer to the Safe harbor on page 19 and Appendix (I) on page 34.

KPN’s ‘old’ disclosure has the same totals as reported under the new structure but with different segmentation. There is no difference between the financials for E-Plus and BASE under the new structure as Fixed-Mobile Integration has only affected operations in the Netherlands. Further details on E-Plus’ and BASE’s performance in Q3 2007 can be found in the section entitled Mobile International Review.

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006

3,037	3,037	Revenues and other income	8,973	9,018
920	922	- E-Plus & BASE	2,661	2,609
783	778	- KPN Mobile the Netherlands	2,326	2,215
1,334	1,337	- Fixed (incl. Other and Intercompany eliminations)	3,986	4,194

1,220	1,198	EBITDA	3,684	3,685
344	319	- E-Plus & BASE	1,015	885
296	269	- KPN Mobile the Netherlands	926	798
580	610	- Fixed (incl. Other)	1,743	2,002

Domestic mobile customer base continues to grow, driving up revenues

KPN Mobile the Netherlands added 292k customers, 675k in the last twelve months, to its customer base to reach 9.2 million in the third quarter of 2007 of which 46% are postpaid customers, 2% points higher than last year. In line with customer base growth, revenues and other income increased by 0.6% to EUR 783m and service revenues were up 1.6%. EBITDA increased by 10% to EUR 296m mainly resulting from relatively lower subscriber acquisition and retention costs (down 9% y-on-y to EUR 171) leading to an EBITDA margin of 37.8%, 3.2% points higher than last year.

Revenue decline Fixed(4) continues to decelerate, lowest decline in last two years

Revenues and other income from KPN’s former Fixed division (including Other and Intercompany eliminations) was nearly flat at EUR 1,334m in Q3 2007 compared to Q3 2006 (EUR 1,337m) and the previous quarter (also EUR 1,337m). Excluding the bookgains on the sale of real estate for an amount of EUR 30m in Q3, the total y-on-y decrease in revenues and other income was EUR 33m, which is the lowest decrease in the last two years. The decrease is mainly attributable to the decline in traditional voice wireline for an amount of EUR 91m, itself directly linked to net line loss, in part off-set by additional revenues resulting from Tiscali amounting to EUR 18m and increased revenues within Business as a result of new contract wins and the increase in new IPrelated services.

Domestic mobile customer base continues to grow, driving up revenues

KPN Mobile the Netherlands added 292k customers, 675k in the last twelve months, to its customer base to reach 9.2 million in the third quarter of 2007 of which 46% are postpaid customers, 2% points higher than last year. In line with customer base growth, revenues and other income increased by 0.6% to EUR 783m and service revenues were up 1.6%. EBITDA increased by 10% to EUR 296m mainly resulting from relatively lower subscriber acquisition and retention costs (down 9% y-on-y to EUR 171) leading to an EBITDA margin of 37.8%, 3.2% points higher than last year.

(4)Fixed defined as former Fixed division including division Other and intercompany eliminations

Revenue decline Fixed(5) continues to decelerate, lowest decline in last two years

Revenues and other income from KPN’s former Fixed division (including Other and Intercompany eliminations) was nearly flat at EUR 1,334m in Q3 2007 compared to Q3 2006 (EUR 1,337m) and the previous quarter (also EUR 1,337m). Excluding the bookgains on the sale of real estate for an amount of EUR 30m in Q3, the total y-on-y decrease in revenues and other income was EUR 33m, which is the lowest decrease in the last two years. The decrease is mainly attributable to the decline in traditional voice wireline for an amount of EUR 91m, itself directly linked to net line loss, in part off-set by additional revenues resulting from Tiscali amounting to EUR 18m and increased revenues within Business as a result of new contract wins and the increase in new IP-related services.

Q3 2007	Q2 2007	Q1 2007	Fixed(4)	Q3 2006	Q2 2006	Q1 2006
			In millions of euro
1,334	1,337	1,315	Revenues and other income	1,337	1,364	1,493
-30	-55	-4	Notable items(6)	—	-3	-83
1,304	1,282	1,311	Revenues and other income (excl. notable items)	1,337	1,361	1,410
-2.5%	-5.8%	7.0%	Y-on-Y %	-6.5%	-7.9%	-7.9%

580	589	574	EBITDA	610	654	738
-30	-55	-4	Notable items(5)	—	-3	-67
550	534	570	EBITDA (excl. notable items)	610	651	671
-60	-117	-101	Y-on-Y	-69	-64	-49
42.2%	41.7%	43.5%	EBITDA margin (excl. notable items)	45.6%	47.8%	47.6%

EBITDA decline of Fixed(4) decelerates, lowest since Q1 2006

Excluding the book gains in 2006 and 2007 on the sale of real estate, EBITDA for Fixed decreased by EUR 60m in Q3 compared to 2006, the lowest decline since Q1 2006. This decline is attributable to the migration from traditional voice to new IP-based services (both within Consumer and Business) offset by improved performance in Business and inclusion of Tiscali. Going forward KPN expects the EBITDA decline to stabilize at the Q3 2007 level.

(5)Fixed defined as former Fixed division including division Other and intercompany eliminations

(6)Book gains from sale of real estate in 2007 and disposal of Xantic in 2006 and Q1 2007

OTHER DEVELOPMENTS

MANAGEMENT DEVELOPMENTS
Ad Scheepbouwer (CEO) to extend contract until 2011 and invest in KPN

On September 27, 2007, KPN announced that Ad Scheepbouwer had agreed to stay on as CEO of KPN for the next four years. The Supervisory Board proposes that the current employment contract which will end 1 July 2009 will be extended until 1 July 2011 and that in the new contract the base salary, short term incentive and retirement bonus remain at the same level as the current contract (unchanged since 2001), with the latter becoming payable upon signing of the contract. Furthermore, the Supervisory Board proposes to significantly increase the CEO’s long term incentive. In line with KPN’s articles of association, an Extraordinary General Meeting of Shareholders will be scheduled on 6 November 2007 to approve this proposed change to the long term incentive. Ad Scheepbouwer has decided to invest the net after tax proceeds of the EUR 2.5 million retirement bonus in KPN shares one day after the Extraordinary General Meeting of Shareholders.

REGULATORY DEVELOPMENTS
OPTA on All-IP

On October 4, 2007, following the publication of KPN’s standard offer concerning the future use of MDF locations and the alternative access methods, OPTA announced that it would defer the review of the wholesale unbundled access market because the standard offer allows the alternative DSL operators continued delivery of unbundled access for the duration of the current period of regulation (until January 1, 2009). OPTA will continue the analysis regarding SDF backhaul however, because no one has taken up KPN’s (voluntary) offer for this service. A draft decision will be published for consultation by the end of this year. At the request of alternative DSL operators, OPTA postponed the review of the Wholesale Broadband Access market for the time being, allowing them to come to terms with KPN on the principles of various alternative access methods by mid December 2007.

EU Roaming regulation

Based on the EU roaming regulation that came into force on June 30, 2007, KPN amended its retail roaming tariffs before the specified date in the regulation. On August 1, 2007, BASE automatically switched its customers to a retail roaming tariff below the EU cap for roaming within the EU: EUR 0.45 per minute (including VAT) for making calls and EUR 0.28 (including VAT) per minute for receiving calls.

MTA tariff reductions the Netherlands

OPTA published its decision on mobile termination on June 30, 2007. OPTA thereby designates all Dutch mobile operators as having significant market power on the markets for mobile terminating access (MTA) on their respective networks. In the decision OPTA accepts the tariff reductions as agreed by mobile operators as tariff remedy. The new glide path (starting August 15, 2007) is as follows:

In EUR/minute	15/8/2007	1/7/2008	1/4/2009	1/7/2009

- KPN	10.0 ct	9.0 ct	8.0 ct	7.0 ct
- Vodafone/Tele2	10.0 ct	9.0 ct	9.0 ct	7.0 ct
- T-Mobile	11.4 ct	10.4 ct	10.4 ct	8.1 ct

Proposed MTA tariff reductions Germany

According to the ‘regulatory order’ in relation to the market for call termination on individual mobile networks all four mobile operators were qualified by BNetzA as dominant players for the termination of calls on their networks and BNetzA has imposed several obligations upon the MNOs. On March 17, 2007, the Administrative Court of Cologne (VG Köln) (partly) annulled the regulatory order by BNetzA with respect to the ex-ante cost based regulation of all MNOs. The regulatory order, however, remains valid for the designation as having significant market power. BNetzA and the MNOs have appealed the judgment. On November 8, 2006, BNetzA approved for the period as of November 23, 2006, until November 30, 2007, MTA tariffs of EUR 9.94 cent/minute for E-Plus and O2 and EUR 8.78 cent/minute for Vodafone and TMobile. All mobile operators filed lawsuits, also against the second decision of BNetzA concerning the tariffs. As the respective MTA are approved until November 30, 2007, all MNOs have applied for new MTA which will be applicable as of December 1, 2007.

Proposed MTA tariff reductions Belgium

On April 6, 2007, BIPT has published a draft decision to further reduce the average MTA tariffs of BASE and Mobistar and to increase the average MTA tariff of Proximus as of January 1, 2008, in comparison with BIPT’s initial decision of August 6, 2007. This draft decision also includes an extension of the glide path until the end of 2009. BIPT has, however, decided to delay the adoption of this draft decision until the ERG workgroup comes out by the end of 2007 with a common position in relation to symmetric versus asymmetric termination rates. Depending on the outcome of the ERG workgroup, BIPT may decide to revise its draft decision.

Damage claim BASE against Belgacom Mobile

The Brussels Commercial Court issued a preliminary judgment on BASE’s damage claim (> EUR 500m) against Belgacom Mobile for abuse of its dominant position through the application of low on-net rates. The Commercial Court states that Belgacom Mobile at least held a dominant position in the retail market for the period between 1999 and 2004 and appointed two expert economists to verify the abuse (network effects and price squeeze) and the existence of possible damage caused by such abuse. The experts’ mission started in August 2007 and must be finalized within eight months.

On September 14, 2007, BASE, together with its subsidiary Allo Telecom, launched a complaint against Belgacom and Belgacom Mobile before the Belgian Competition Council. According to BASE and Allo Telecom, the Belgacom group is abusing its dominant position by including anti-competitive restrictions in its exclusive agreements to its commercial agents.

Court action against Belgacom

BASE has launched a cease and desist case against Belgacom before the Antwerp Commercial Court for the failure by Belgacom to reflect the reduction of BASE mobile termination rates applicable since 1 May 2007 in its retail tariffs for calls to BASE. In addition, BASE is requesting that Belgacom stops applying a discriminatory retention rate for calls to BASE in comparison with calls to Belgacom, which results in artificially high retail rates for calls to BASE.

Request for annulment against Brussels radiation decree

BASE (together with Mobistar and Proximus) has introduced on August 23, 2007 an annulment procedure before the Constitutional Court against the Brussels decree imposing new radiation rules for GSM antennas. Under the Brussels decree, which will enter into force on March 14, 2009, the maximum level of electromagnetic radiation is three Volt/meter, i.e. almost seven times more strict than a similar Federal Royal Decree of August 10, 2005.

UMTS roll-out requirements in the Netherlands

The Telecom Agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs has published a control system for verifying the roll-out obligations of the UMTS licenses. Agentschap Telecom has actually started the control of the roll-out end of September. The roll-out will be measured at 300 random locations within the area that should be covered. If the license requirements are not met, operators will be given a timeframe to remedy, ultimately under threat of fines of which the level is dependent on the significance of the difference between actual and required levels.

GSM 900 license

The decision of the Dutch Minister of Economic Affairs of June 19, 2007, to extend the GSM license of KPN (with an extension fee of EUR 39.8m) has been appealed against by Orange, Tele2 and (in relation to the level of the fee only) KPN. If these appeals are continued it may take some time before a final (court) decision is available.

Mobile Wireless Access Auction

The Ministry of Economic Affairs is planning an auction for the assignment of spectrum in the 2.6 GHz frequency band. This spectrum is designated for Mobile Broadband Wireless Access (MBWA). Besides UMTS, other MBWA technologies will be allowed in this frequency band, e.g. WiMax technology. In their proposed auction policy, the ministry seeks to accommodate new market players as much as possible, for instance by setting limits on the amount of spectrum to be acquired by one party. No parties will be excluded from this auction, as opposed to the previous fixed wireless access auctions, where KPN was excluded. The auction will take place in the first quarter of 2008.

1.8 GHz, 2 GHz and 2.6 GHz Frequencies

On July 18, 2007, the regulator BNetzA published its decision on a public invitation to tender the 1.8 GHz, 2 GHz and 2.6 GHz Frequencies. The frequencies shall be offered by an auction. The terms of the auction will be published later on in a second decision.

SUBSEQUENT EVENTS
iBasis transaction closed

On October 1, 2007, the merger of KPN’s international wholesale voice business into iBasis has been closed. As a result of this transaction, iBasis receives the KPN Global Carrier Services business unit and USD 55m in cash from KPN in exchange for approximately 40 million shares of its common stock, after which KPN will be a 51% shareholder on a fully diluted basis. As from October 1, 2007, KPN will fully consolidate this new combination. iBasis remains a stand-alone, Nasdaq listed company, headquartered in Burlington, Massachusetts.

Acquisition of Tele2 / Versatel Belgium

On October 1, 2007, KPN acquired Tele2 Belgium N.V. and Versatel Belgium N.V. for a consideration of EUR 95m on a debt and cash-free basis. This acquisition will allow KPN’s mobile subsidiary BASE to further expand its regional distribution reach in Belgium, while driving revenue growth further through cross- and up-selling opportunities, which will also include bundled product offers. Tele2’s substantial residential subscriber base in specific regions and its deeply rooted position in the B2B market, will allow BASE to expand and grow its presence in Belgium as a result of this acquisition.

OPTA fine

On October 8, 2007, OPTA imposed a fine of EUR 2.88m for infringements by KPN of the Telecommunications Act. The infringements related to a breach of KPN’s duty to report under the Telecommunications Act, its transparency obligation and its obligation to offer services non-discriminatory. KPN will appeal the decision with OPTA.

Getronics acquisition closed

Following the honouring of the public offers on October 15, 2007, KPN executed its cash offer for all the issued and outstanding shares of Getronics on October 22, 2007. The shareholders, who accepted the offer, received EUR 6.25 per ordinary share. Based on the offer price and all the issued and outstanding shares, Getronics ordinary share capital is valued at approximately EUR 766m. On October 22, 2007, KPN also executed its offers on the convertible bonds and preference shares, based on the price offers; these are valued at approximately EUR 263m and EUR 161m respectively.

The combination of KPN and Getronics will have outstanding capabilities in both IT and telecommunication services and provides the skills to become a prime contractor for converged ICT services. The transaction fits with KPN’s stated ICT strategy of transforming its Business segment into an end-to-end ICT services provider. Another benefit of this combination is the opportunity to use Getronics’ tax losses carry forward with NPV of over EUR 100m. KPN intends to terminate Getronics’ listing on Euronext as soon as possible.

E-Plus extends outsourcing deal with Alcatel-Lucent

On October 22, 2007, E-Plus announced that it has extended the network outsourcing deal with Alcatel-Lucent, which started on March 1, 2007, from three to five years. The contract involves the expansion, maintenance and operation of E-Plus’s mobile phone network in Germany.

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2006 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2006 Annual Report and Form 20-F. The 2006 Annual Report and Form 20-F has been filed with the SEC on March 1, 2007. All figures in this quarterly report are unaudited and based on IFRS. In preparing this quarterly report KPN has applied IFRS 8 Operating Segments. IFRS 8 has not been endorsed yet by the EU but has been recommended for endorsement by EFRAG and ARC. Formal endorsement by the EU is expected in the near future.

KPN is currently investigating the impact and early adoption of the revised standard IAS 23 Borrowing Costs, which will be effective as from January 1, 2009.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2006 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of its guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

In the net debt/EBITDA ratio, KPN defines EBITDA as a 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m.

KPN defines free cash flow as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (Capex), being expenditures on PP&E and software.

Pro-Forma financial information

The unaudited pro-forma financial information as included in Appendix (I) for KPN Mobile The Netherlands and the Fixed division (including Other) for the nine months period ended September 30, 2007 has been prepared based on the former organizational structure in place as at December 31, 2006 and on the transfer pricing, roaming and intercompany charges associated with that former structure. Although KPN believes that the unaudited pro-forma financial information for KPN Mobile The Netherlands and The Fixed division (including Other) for the nine months period ended September 30, 2007 has been prepared based on reasonable assumptions, this pro-forma financial information is provided for illustrative purposes only and KPN cannot assure you that the pro-forma financial information based on the former organizational structure would be identical to the actual results which might have been reported had KPN’s organization structure not changed.

Profile

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At September 30, 2007, KPN served 5.5 million wireline voice subscribers, 9.1 million mobile customers, 2.6 million Internet customers and 0.4 million TV customers in the Netherlands as well as 16.8 million mobile customers in Germany and Belgium. With 27,155 individuals (24,890 FTEs), KPN posted revenues of EUR 8.9bn, with an EBITDA of EUR 3.7bn in the period January - September 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements	A) Consolidated Income Statement
B) Consolidated Balance Sheet
C) Consolidated Cash Flow Statement
D) Consolidated Statement of Changes in Group Equity
E) Other Disclosures
F) Segmental analysis: Key Financial and Operating Metrics
- The Netherlands
- Consumer
- Business
- Wholesale & Operations
- Mobile International
- E-Plus
- BASE
- Mobile Wholesale NL
- Other
G) Impact of MTA tariff reductions
H) Noteworthy items for result comparison
I) 2007 pro forma, based on 2006 reporting structure

For the operating metrics reference is made to the quarterly factsheets as published on www.kpn.com/ir

(A)          Consolidated Income Statement

Q3 2007	Q3 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006

3,007	3,028	Revenues	8,882	8,919
30	9	Other income	91	99
3,037	3,037	Revenues and other income	8,973	9,018

-30	-26	Own work capitalized	-103	-86
227	206	Cost of materials	634	634
1,126	1,143	Work contracted out and other expenses	3,242	3,236
332	348	Salaries and social security contributions	1,045	1,080
540	624	Depreciation, amortization and impairments	1,818	1,829
162	168	Other operating expenses	471	469
2,357	2,463	Total operating expenses	7,107	7,162

680	574	Operating result	1,866	1,856

9	10	Finance income	24	31
-145	-131	Finance costs	-417	-396
-6	-4	Other financial results	-14	6
-1	2	Share of the profit of associates and joint ventures	2	7
537	451	Profit before income tax	1,461	1,504

-182	-109	Income tax	-393	-347
355	342	Profit for the period	1,068	1,157

—	3	Profit attributable to minority shareholders	-1	1
355	339	Profit attributable to equity holders	1,069	1,156

0.19	0.17	Earnings per ordinary share/ADS, basic (in EUR)	0.57	0.57
0.20	0.17	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)(7)	0.57	0.57

(7)               The quarterly earnings per share (EPS) are calculated as the difference between the year-to-date EPS minus last quarter’s year-to-date EPS. As a consequence of this calculation method, the fully diluted EPS exceeds the basic EPS in Q3 2007

(B)          Consolidated Balance Sheet

ASSETS

In millions of euro	September 30, 2007	December 31, 2006

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,755	4,569
Licenses	3,532	3,865
Software	273	315
Other intangibles	406	302
Total intangible assets	8,966	9,051

Property, plant & equipment
Land and buildings	711	733
Plant and equipment	5,800	6,310
Other tangible fixed assets	195	238
Assets under construction	793	684
Total property, plant & equipment	7,499	7,965

Investments in joint ventures and associates	236	11
Derivative financial instruments	12	13
Deferred tax assets	788	1,018
Trade and other receivables	178	112

Total non-current assets	17,679	18,170

CURRENT ASSETS
Inventories	120	113
Trade and other receivables	2,248	2,138
Available-for-sale financial assets	2	4
Cash and cash equivalents	675	803
Total current assets	3,045	3,058

Non-current assets and disposal groups held for sale	10	30

TOTAL	20,734	21,258

LIABILITIES

In millions of euro	September 30, 2007	December 31, 2006

GROUP EQUITY
Equity attributable to equity holders	3,250	4,195
Minority interests	2	1
Total group equity	3,252	4,196

NON-CURRENT LIABILITIES
Borrowings	9,025	8,426
Derivative financial instruments	309	925
Deferred tax liabilities	1,950	1,992
Retirement benefit obligations	1,109	1,236
Provisions for other liabilities and charges	339	374
Other payables and deferred income	267	260
Total non-current liabilities	12,999	13,213

CURRENT LIABILITIES
Trade and other payables	2,870	2,936
Borrowings	1,326	642
Derivative financial instruments	13	2
Current tax liabilities	230	202
Provisions for other liabilities and charges	44	67
Total current liabilities	4,483	3,849

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	—

TOTAL	20,734	21,258

(C)          Consolidated Cash Flow Statement

Q3 2007	Q3 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006

537	451	Profit before income tax	1,461	1,504
142	125	Finance costs — net	407	359
1	-2	Share of the profit of associates and joint ventures	-2	-7

		Adjustments for:
540	624	Depreciation, amortization and impairments	1,818	1,829
2	2	Share based compensation(8)	7	7
-31	-9	Other income	-91	-99
-66	-19	Changes in provisions (excluding deferred taxes)	-198	-122

		Changes in working capital:
3	-1	Inventory	-5	10
32	32	Trade receivables	-3	-6
63	-9	Prepayments and accrued income	-75	-176
-35	-12	Other current assets	-23	-24
-149	29	Accounts payables	-198	-74
6	81	Accruals and deferred income	-42	117
46	-30	Current liabilities (excluding short-term financing)	43	-30
4	—	Received dividends	7	6
-38	-1	Taxes received (paid)	-80	213
-95	-108	Interest paid	-348	-251
962	1,153	Net cash flow provided by operating activities	2,678	3,256

-300	-52	Acquisition of subsidiaries, associates and joint ventures	-533	-360
—	3	Disposal of subsidiaries, associates and joint ventures	15	72
—	—	Investments in intangible assets (excluding software)	-7	—
16	—	Disposal of intangibles	16	—
-378	-425	Investments in property, plant & equipment and software(9)	-981	-1,117
42	20	Disposal of property, plant & equipment and software	124	35
1	-5	Other changes and disposals	—	9
-619	-459	Net cash flow used in investing activities	-1,366	-1,361

-666	-1,015	Share repurchase	-1,174	-1,514
—	-5	Share repurchases for option plans	—	-18
-337	-321	Dividends paid	-982	-982
2	10	Exercised options	25	23
700	625	Proceeds from borrowings	1,718	1,876
-2	-283	Repayments of borrowings	-1,010	-1,212
—	3	Other changes in interest-bearing current liabilities	—	0
-303	-986	Net cash flow used in financing activities	-1,423	-1,827

40	-292	Changes in cash and cash equivalents	-111	68

278	620	Net Cash and cash equivalents at beginning of period	429	261
40	-292	Changes in cash and cash equivalents	-111	68
—	—	Exchange rate differences	—	-1
318	328	Net Cash and cash equivalents at end of period	318	328
357	1,232	Add: Debit cash balances	357	1,232
675	1,560	Cash and cash equivalents at end of period	675	1,560
—	—	of which classified as held for sale	—	—

(7)               Certain reclassifications have been performed in the 2006 cash flow statement in order to conform with this year’s presentation

(8)               Of which investments related to software (2007 YTD: EUR 196m, 2006 YTD: EUR 90m)

(D) Consolidated Statement of Changes in Group Equity

	Attributable to	Minority	Total Group
In millions of euro (except for number of shares)	equity holders	Interests	Equity

Balance as of January 1, 2006	5,076	28	5,104

- Cash flow hedges, net of taxes	43	—	43
- Currency translation adjustments	-6	—	-6
Net income recognized directly in equity	37	—	37

- Profit for the year 2006 up to September 30, 2006	1,156	1	1,157
Total recognized income up to September 30, 2006	1,193	1	1,194

- Share-based compensation	7	—	7
- Exercised options	23	—	23
- Shares repurchased (including for option plans and repurchase cost)	-1,581	—	-1,581
- Sale Xantic	—	-16	-16
- Dividends paid	-982	-11	-993
- New consolidations / other	—	7	7
Total changes	-2,533	-20	-2,553

Balance as of September 30, 2006	3,736	9	3,745

Number of issued shares as of September 30, 2006	2,091,360,370

Weighted average number of outstanding shares during the period January 1, 2006 up to September 30, 2006 (excluding the average number of repurchased shares and shares for option plans)	2,036,815,937

Balance as of January 1, 2007	4,195	1	4,196

- Cash flow hedges, net of taxes	49	—	49
- Currency translation adjustments	—	—	—
Net income recognized directly in equity	49	—	49

- Profit for the year up to September 30, 2007	1,069	-1	1,068
Total recognized income up to September 30, 2007	1,118	-1	1,117

- Share-based compensation	7	—	7
- Tax on share-based compensation	9	—	9
- Exercised options	25	—	25
- Shares repurchased (including for option plans and repurchase cost)	-1,120	—	-1,120
- Dividends paid	-982	—	-982
- Interest on dividend tax paid (net effect)	-2	—	-2
- New consolidations	—	2	2
Total changes	-2,063	2	-2,061

Balance as of September 30, 2007	3,250	2	3,252

Number of issued shares as of September 30, 2007	1,928,551,326

Weighted average number of outstanding shares during the period from January 1, 2007 up to September 30, 2007 (excluding the average number of repurchased shares and shares for option plans)	1,882,678,358

(E) Other Disclosures

Business combinations

During the period up to September 30, 2007, KPN acquired companies and activities, which qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions. The main acquisitions were: Tiscali Netherlands and Allo Telecom in Belgium.

On May 23, 2007, the Dutch competition Authority NMa approved KPN’s acquisition of Tiscali Netherlands with no remedies. KPN completed the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 236m on June 19, 2007.

In millions of euro
Total acquisition of subsidiaries, associates and joint ventures		533
Total paid for other associates, not qualifying as a business combination		-237
Subsequent earn-out payments		-8

Considerations paid for business combinations (net of cash)		288
Total cash included in acquired companies		7
Total consideration paid for business combinations		295
Of which paid for:
- Tiscali (Q2 2007)	236
- Other business combinations	59

Fair value net assets acquired		112
Goodwill for business combinations		183

Tiscali Netherlands

In millions of euro	Fair value as of acquisition dates
Tradename	1
Customer relationships	66
Property, plant and equipment	36
Inventory	1
Other current assets	12
Cash and cash equivalents	7
Long-term interest bearing debt	-7
Short-term interest bearing debt	-2
Current liabilities	-21
Net assets at fair value at acquisition date	93
Total consideration paid for Tiscali	236
Goodwill	143

Other business

Combinations

In millions of euro	Fair value as of acquisition dates
Tradename	1
Customer relationships and other intangibles	8
Deferred tax asset	2
Property, plant and equipment	15
Inventory	1
Other current assets	3
Cash and cash equivalents	—
Long-term liabilities	-4
Deferred tax liabilities	-2
Current liabilities	-5
Net assets at fair value at acquisition date	19
Total consideration paid for other business combinations	59
Goodwill	40

If the acquisitions had occurred on January 1, 2007, KPN estimates consolidated revenues would have been approximately EUR 10m higher.

Off-balance sheet commitments

The off-balance sheet commitments as of September 30, 2007, amounting to EUR 4.0bn, are almost equal to those as of December 31, 2006 (EUR 3.8bn) disclosed in the 2006 Annual Report and Form 20-F. The difference is mainly caused by increased capital expenditure commitments.

(F) Segmental analysis: The Netherlands(10)

The Netherlands - Consumer

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
256	347	- Voice wireline	837	1,110
464	458	- Wireless services	1,348	1,274
242	194	- Internet wireline	675	554
91	71	- Other (incl. intercompany revenues)	262	241
1,053	1,070	Revenues and other income	3,122	3,179

937	944	Operating expenses	2,744	2,750
63	58	of which: Depreciation, amortization and impairments	178	137

116	126	Operating result	378	429

179	184	EBITDA	556	566
17.0%	17.2%	EBITDA margin	17.8%	17.8%

The Netherlands - Business

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
148	121	- Corporate Solutions	422	361
247	267	- Voice wireline	776	841
230	220	- Wireless services	692	642
192	180	- Network Services	580	556
111	115	- Application Services	345	335
-96	-93	- Other (incl. intercompany revenues)	-288	-266
832	810	Revenues and other income	2,527	2,469

671	671	Operating expenses	2,033	2,005
27	26	of which: Depreciation, amortization and impairments	80	69

161	139	Operating result	494	464

188	165	EBITDA	574	533
22.6%	20.4%	EBITDA margin	22.7%	21.6%

The Netherlands - Wholesale & Operations

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
895	959	Revenues	2,707	2,921
90	86	of which: Real Estate	271	259
31	9	Other income	87	23
30	9	of which: Real Estate	86	23
926	968	Revenues and other income	2,794	2,944

708	797	Operating expenses	2,261	2,369
252	326	of which: Depreciation, amortization and impairments	935	991

218	171	Operating result	533	575
53	37	of which: Real Estate	155	106

470	497	EBITDA	1,468	1,566
66	53	of which: Real Estate	200	156
50.8%	51.3%	EBITDA margin	52.5%	53.2%

(10) For the operating metrics reference is made to the quarterly factsheets as published on kpn.com/ir

(F) Segmental analysis: Mobile International(11)

Moble International - E-Plus

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
735	714	Service revenues	2,095	2,006
34	46	Hardware and other revenues	108	141
769	760	Revenues and other income	2,203	2,147

635	685	Operating expenses	1,870	1,971
155	173	of which: Depreciation, amortization and impairments	502	509

134	75	Operating result	333	176

289	248	EBITDA	835	685
37.6%	32.6%	EBITDA margin	37.9%	31.9%

Mobile International - BASE

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
147	159	Service revenues	447	452
4	3	Hardware and other revenues	11	10
151	162	Revenues and other income	458	462

126	122	Operating expenses	363	356
30	31	of which: Depreciation, amortization and impairments	85	94

25	40	Operating result	95	106

55	71	EBITDA	180	200
36.4%	43.8%	EBITDA margin	39.3%	43.3%

(11) For the operating metrics reference is made to the quarterly factsheets as published on kpn.com/ir

Mobile International - Mobile Wholesale NL

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
90	79	Service revenues	259	220
-2	1	Hardware and other revenues	-3	-2
88	80	Revenues and other income	256	218

63	54	Operating expenses	182	155
7	7	of which: Depreciation, amortization and impairments	21	21
25	26	Operating result	74	63

32	33	EBITDA	95	84
36.4%	41.3%	EBITDA margin	37.1%	38.5%

(F)           Segmental analysis: Other

Other

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
2	2	Revenues	4	23
-1	-1	Other income	4	67
1	1	Revenues and other income	8	90

-6	-6	Operating expenses	26	33
1	0	Of which: Depreciation, amortization and impairments	1	1
7	7	Operating result	-18	57

8	7	EBITDA	-17	58
>100%	>100%	EBITDA margin	n.m.	64.4%

(G)          Impact of MTA tariff reductions

Q3 2007			YTD 2007
Revenues and other income	Operating Result	Additional decline compared to the same period last year (In millions of euro)	Revenues and other income	Operating result
-24	-13	- E-Plus	-73	-36
-12	-8	- BASE	-29	-18
-1	-1	- Mobile Wholesale NL	-1	-1
-37	-22	Total Mobile International	-103	-55

-6	-4	- Consumer	-6	-4
-3	-1	- Business	-3	-1
-3		- Wholesale & Operations	-3
-12	-5	Total KPN The Netherlands	-12	-5

2		Intercompany eliminations	2

-47	-27	KPN Consolidated	-113	-60

(H)          Noteworthy items for results comparison

Q3 2007				In millions of euro	Q3 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other
				Book gain on sale of subsidiaries
30		30		Book gain on sale real estate	9		9

30		30		Adjusted for results comparison	9		9

				EBITDA
				Book gain on sale of subsidiaries
30		30		Book gain on sale real estate	9		9
-12		-4	-8	Restructuring charges	-35	-23	-7	-5
-11		-11		Integration / migration costs	-22		-18	-4
-12		-12		All-IP implementation costs

-5		3	-8	Adjusted for results comparison	-48	-23	-16	-9

YTD 2007				In millions of euro	YTD 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other
4			4	Book gain on sale of subsidiaries	76			76
86		86		Book gain on sale real estate	23		23

90		86	4	Adjusted for results comparison	99		23	76

				EBITDA
4			4	Book gain on sale of subsidiaries	76			76
86		86		Book gain on sale real estate	23		23
-26		-13	-13	Restructuring charges	-47	-23	-12	-12
-34		-34		Integration / migration costs	-32		-28	-4
-24		-24		All-IP implementation costs

6		15	-9	Adjusted for results comparison	20	-23	-17	60

(I)            2007 pro forma, based on 2006 reporting structure

Reference is made to the Safe harbor paragraph on page 19.

KPN Mobile The Netherlands (2007 pro forma, based on 2006 reporting structure)

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
783	778	Revenues and other income	2,326	2,215
296	269	EBITDA	926	798
37.8%	34.6%	EBITDA margin	39.8%	36.0%

KPIs	Q3 2007	Q3 2006
Market share service revenue (in %)	47.1%	47.5%
Service revenues (in millions of euro)	764	752
Weighted monthly ARPU (euro)	28	30
Customers (in thousands)	9,158	8,483
- Postpaid	4,229	3,717
- Prepaid	4,929	4,766
Total traffic (in millions of minutes)	3,318	3,215
Weighted monthly MoU (in minutes)	123	128
Subscriber acquisition and retention costs (euro)	171	188

Fixed including Other (2007 pro forma, based on 2006 reporting structure)

Q3 2007	Q3 2006	In millions of euro	YTD 2007	YTD 2006
1,334	1,337	Revenues and other income(12)	3,986	4,194
580	610	EBITDA	1,743	2,002
43.5%	45.6%	EBITDA margin	43.7%	47.7%

(12) Including intercompany elimination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 2, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel